Exhibit 99.3

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

DECEMBER 31, 2024

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2024 and 2023. This report is dated March 27, 2025 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2024 and 2023, the Company’s Annual Information Form filed on SEDAR+ at www.sedarplus.ca, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml. Other corporate documents are also available on SEDAR+ and EDGAR as well as the Company’s website www.seabridgegold.com. As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity or other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The consolidated financial statements for the year ended December 31, 2024 and the comparative year ended December 31, 2022 have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

COMPANY OVERVIEW

Seabridge Gold Inc. is a company engaged in acquiring, exploring, and advancing of mineral properties, with an emphasis on gold resources, located in Canada and the United States of America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price and additional exposure to copper from significant copper resources it has acquired and discovered. The Company’s business plan is to increase its mineral resources in the ground, through exploration, but not to go into production on its own. The Company intends to sell projects or participate in joint ventures towards production with major mining companies. Since its inception in 1999, Seabridge has acquired interests in numerous advanced-stage gold projects situated in North America and its principal projects include the KSM property located in British Columbia. The Company also holds a 100% interest in the Courageous Lake property located in the Northwest Territories, the Iskut Project in British Columbia, the 3 Aces Project in Yukon and the Snowstorm Project in Nevada. Although focused on gold exploration, the Company has made significant amounts of copper discoveries, in particular, at KSM and Iskut. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

●	In the first quarter of 2024, the Company filed an updated NI 43-101 Courageous Lake Technical Report showcasing a considerably more profitable mining operation and incorporating design changes that improve its performance on certain sustainability measures compared to its 2012 predecessor. This update projects a more profitable venture with reduced initial capital requirements and a lower strip ratio.

➢	38% increase in estimated measured and indicated gold resources from 8.0 million to 11.0 million ounces (145.2 million tonnes at an average grade of 2.36 grams of gold per tonne)

➢	The 2024 PFS open pit mine plan produces 2.5 million ounces of gold over 12.6 years with a Base Case after-tax NPV of 5% of US$523 million using the 3-year trailing average gold price of US$1,850/oz and consensus long-term forecast forex of 0.74 US$/Cdn$

➢	Sensitivity of the economic results to the gold price assumption is shown in the table below:

		Lower Case	Base Case	Recent High Spot Case (03 Dec 2023)	High Case
Gold Price	US$/Oz	$1,750	$1,850	$2,130	$2,500
NPV (5%)	US$ Millions	$410	$523	$836	$1,134
IRR	%	17.5%	20.6%	28.5%	38.2%
Payback	years	3.2	2.8	2.0	1.6

The Technical Report may be viewed on the Company’s website under the Projects – Courageous Lake tab

●	At KSM, in the first quarter of 2024, the Company updated the Mineral Resource Estimates for the Iron Cap and Kerr deposits.

➢	Inferred mineral resources increased by 5.9 million ounces of gold, 3.3 billion pounds of copper, 55.4 million ounces of silver, and 51 million pounds of molybdenum

➢	Indicated mineral resources increased by 0.3 million ounces of gold, 0.2 billion pounds of copper, 3.5 million ounces of silver, and 2 million pounds of molybdenum

●	On July 26, 2024, the Company received its Substantially Started designation (“SSD”) from the British Columbia Government (“BC Government”). This designation makes the BC Environmental Assessment Certificate (“EAC”) for KSM Project no longer subject to expiry. In late November and early December 2024, two legal petitions were filed against the BC Government challenging the SSD.

●

On September 27, 2024, the BC Government extended KSM’s License of Occupation for Mitchell Treaty Tunnels for 20 years. The license provides the right to occupy the area in which the Company intends to construct the Mitchell Treaty Tunnels.

●	The 2024 drill program at Iskut resulted in significant gold-copper drill intersections indicating nearby porphyry intrusion.

●	An evaluation of regional targets in and around the Central Core Area at the 3 Aces Project was completed and let to the prioritizing of targets for resource definition in 2025.

FINANCIAL HIGHLIGHTS

	Years ended December 31,
(in thousands of Canadian dollars, except share data)	2024	2023
Remeasurement gain (loss) on secured note liabilities through profit and loss	36,916	(29,690)
Remeasurement gain on secured note liabilities through other comprehensive income	34,199	(84,393)
Unrealized foreign exchange gain (loss)	(44,610)	9,282
Corporate and administrative expenses	(21,181)	(17,441)
Income tax (expense) recovery	(11,375)	8,695
Net loss for the year	(31,247)	(29,266)
Cash used in operating activities	(14,220)	(21,537)
Cash used in investing activities [1]	(121,236)	(202,895)
Cash from financing activities	101,265	260,451

Share data
Basic earnings (loss) per share	(0.35)	(0.35)
Diluted earnings (loss) per share	(0.35)	(0.35)
Weighted average outstanding shares (basic) (millions)	88.8	83.0

Balance sheet information	Years ended December 31,
(In thousands of Canadian dollars)	2024	2023
Cash and cash equivalents	49,815	82,438
Mineral interests, property and equipment	1,251,424	1,128,464
Long-term receivables	119,947	105,947
Secured note liabilities	562,552	573,888

1)	During the year ended December 31, 2024, cash used in investing activities included $106.3 million investment in mineral interest, property and equipment (2023 - $230.2 million), $14.0 million investment in long-term receivables and other assets (2023 - $54.2 million), and $1.0 million investment in security deposits (2023 - $0.7 million)

SUSTAINABILITY

Management and the Board of Directors consider more than just environmental, social and governance issues when considering Sustainability. The Company also takes into account diversity, equity, and inclusion (DEI) to form our overall approach to Sustainability. Thus, the Board of Directors and management has incorporated Sustainability into the Company's goals, priorities, and strategies to operate safely, sustainably, and with high governance standards. The Board of Directors has established a Sustainability Committee and granted that Committee oversight responsibilities with respect to the Company’s Sustainability initiatives. This Committee reviews climate-related risks and opportunities each time they meet and shares key discussion points with the full Board of Directors. The Company’s Sustainability strategy encompasses its Sustainability Policy, a strategic framework, and the Company’s Sustainability reporting practice. The Sustainability Policy guides the decisions and behaviors of the Company’s employees, contractors, and the Board of Directors. The policy also governs the strategic framework and Sustainability goals. The Company publishes its Sustainability Report annually covering its performance on measures of Sustainability and approach to participating in the fight against climate change for the preceding year. As the Company operates in the natural resource extraction industry, the Company strives to achieve high operating standards, assessing and mitigating impacts on the physical environment and supporting the communities in which the Company operates.

In May 2024, the Company published its 2023 Sustainability Report which covers many aspects of sustainability, from enhancing the benefits of our exploration activities to our Treaty and First Nation partners to supporting the social and economic needs essential to the well-being of our surrounding communities. The report provides insights into the sustainability challenges the Company faces and the measures we are taking to meet those challenges. The 2024 report is expected to be issued in the second quarter of 2025.

The report also outlines achievements made in the realm of diversity and inclusion at the Board of Directors level and throughout the organization. The Company has added Indigenous representation on the Board and has increased Indigenous participation in our management team. At the board level, 36% of our directors are women and 60% board committees are chaired by women, and on the Company’s executive team, female representation is at 30%. The report also documents the evolution of a safety culture in the Company, detailing the comprehensive safety practices introduced in 2023 and the procedures for measuring our progress that have been implemented.

The Sustainability Committee continued the work of assessing our climate and nature-related risks and opportunities. We continue to look for additional opportunities to decarbonize and optimize our project design.

The 2023 Sustainability Report includes Scope 1 and, 2, and certain Scope 3 emissions, compliant with the Task Force on Climate-Related Financial Disclosures and guidance from the Taskforce on Nature-related Financial Disclosures and subsequent to that report being issued, the Company made submissions for the Climate Disclosure Project scoring that will provide feedback to the Company of its disclosure and environmental performance. Although this reporting is in advance of mandatory reporting, the Company believes the time and resources required to develop the processes, that will be required to adhere to all mandatory requirements in the future is considerable but further believes the voluntary disclosures will aid in the evolution of its reporting.

Management and the Board of Directors attend workshops to identify, assess and develop plans for relevant climate-related risks and opportunities. The workshops also act to prioritize identified threats, risks and opportunities for the development of action plans and mitigation activities. Threats or risks are those associated with the transition to a low-carbon economy, and physical impact risks due to climate change. And finally, scenario analysis is used to assess potential risks and opportunities to the Company as a whole. The scenarios used by management and the Board of Directors are those developed by the Network for Greening the Financial System and entail evaluating physical and transition risks and impacts to the Company under three future climate change scenarios and three-time horizons. For each scenario and time frame the level of potential impact and the level of action needed to address the impact are assessed. The risks and opportunities used are common amongst all scenarios. Although potential impacts have been identified such as supply chain instability, increasing investor expectations, extreme weather events and metals price volatility, there are currently no near-term material climate-related risks or opportunities identified within all of these approaches and processes completed by the Company. All risks, uncertainties and opportunities related to sustainability are discussed in the Company’s annual sustainability report.

In the twelve months ended December 31, 2024, and to the date of this report, the Company had no significant environmental and safety incidents or concerns that required reporting to government agencies or other regulators.

In addition to the Sustainability Policy, the Company has also implemented its Environmental Policy; Health and Safety Policy including a separate policy on discrimination, bullying, harassment, and violence; a Workplace Employment Policy; and its Policy Statement on Diversity. The Sustainability Reports, including climate strategy, and all of the Company’s policies related to ESG can be found on the Company’s website www.seabridgegold.com.

OUTLOOK

KSM Project

The Company continues its pursuit of a joint venture agreement on the KSM Project with a suitable partner on terms advantageous to the Company since it does not intend to build or operate the project alone. The KSM Project includes multiple deposits and provides a joint venture partner, or purchaser, flexibility in the design of the project. The 2022 KSM PFS includes recommendations on additional work that could be completed to advance the project.

In 2025, the Company will endeavor to collect all remaining anticipated field data for, and undertake early value engineering to support, a KSM bankable feasibility study, respond to data requirements from the joint venture process, make payments to BC Hydro contracted for completion of the KSM switching station and fund other costs associated with ongoing activities. The work that a joint venture partner might choose to complete might require the collection of additional data and the feasibility study work might involve development of the KSM Project generally in accordance with the 2022 KSM PFS or take a different approach to development of the KSM Project. Therefore, the timing and cost for a joint venture partner to conclude a feasibility study is difficult to predict.

The Company plans its work to advance the KSM Project on an annual basis; when the results of one year’s work have been received and analyzed, planning for the next year begins. While planning its programs, the Company will consider the recommended work in the PFS, but the Company will decide work based on its priorities and available financing, the results of its advancement work, and the items it believes are best left for a joint venture partner to complete. Budgets, plans and objectives for each year are announced early each year.

On January 17, 2024, the Company filed its application for the Substantially Started designation for KSM and in July 2024, the Company received its Substantially Started designation (“SSD”) from the BC Government for the project. This designation makes the EAC, for the KSM Project no longer subject to expiry, significantly reducing project risk.

To apply for the SSD for KSM, in 2023, the Company completed infrastructure work including the construction of fish habitat offsetting ponds, powerline installations, road and bridge, and camp construction. In the current year, the Company continued early works activities, focusing on the continued construction of the power substation and the clearing of additional sites for the location of the proposed additional infrastructure along with other technical and environmental activities.

On November 22, 2024, the Tsetsaut/Skii km Lax Ha (“TSKLH”) filed a petition against the Province seeking judicial review of the SSD by the Province for the KSM Project. TSKLH are seeking a declaration that the Province failed to fulfill its duty to consult TSKLH in respect of the SSD and an order quashing the SSD on the basis that the Province failed to fulfill its duty to consult, the Province failed to discharge its duty of procedural fairness and/or that the SSD was unreasonable. And on November 29, 2024, the SkeenaWild Conservation Trust (“SCT”) and Southeast Alaska Indigenous Transboundary Commission (“SEITC”) filed a second petition against the Province and the KSM Mining ULC also seeking an order quashing the SSD on the basis that the SSD was unreasonable. SCT and SEITC are challenging the SSD as public interest advocates who claim no rights or property interests in the KSM Project area rather than as private litigants.

The SSD is unaffected by the petitions and will remain in place if the Province successfully defends the SSD. If the petitioners are successful, a typical order in these circumstances would require a resumption of the “substantially started” determination process, either to expand consultation of TSKLH or reconsider the reasons for its determination, and then a fresh determination would be issued (which may or may not reaffirm the SSD). If, after resumption of the “substantially started” determination process, the Province determines the KSM Project was not “substantially started”, the SSD would not remain in place and the EAC would not expire until July 29, 2026. In this instance the Company could submit a new application for a “substantially started” determination and include in the application additional work completed at the KSM Project not already considered in the initial application process and that the EAC would not expire within the review period by the Province and would only expire if upon review of the second application, the Province determined that the KSM Project was not “substantially started”.

If the Company is unsuccessful in retaining or achieving its SSD by any of the processes described above the EAC would expire. Based on the merits of the Company’s original application and the Province’s thorough review and consultation process, management has determined that the probability of KSM Mining ULC not retaining the EAC is remote.

The Company has only prepared preliminary estimates for the cost of additional work at KSM and certain of the work requires further engineering before reasonable cost estimates can be established. The Company’s budget for 2025 activities is estimated at $163.5 million which includes $54.4 million BC Hydro for power infrastructure construction, $72.1 million of site capture and early works activities, $8.0 million of environmental and social spending and $24.1 million for technical and engineering and other holding or property costs. This budgeted work will be funded through a recent US$100 million bought deal financing that closed in February 2025, existing cash reserves, and proceeds from the Company’s US$100 million At-The-Market (“ATM”) offering, along with other potential financings.

Iskut Project

The 2025 exploration plans for Iskut focus on completing an internal mineral resource model for the Snip North Cu-Au discovery and initiating an independent resource estimate, targeted for completion by Q1 2026. Additionally, the company aims to explore further Cu-Au discovery potential. This will be achieved through a 10,000-meter drilling campaign (12-15 drill holes) using structural, geochemical, and AI-assisted geophysical modeling.

The Company has identified a large, intense hydrothermal system that remains open to the West and Northwest. This will be the focus of exploration in 2025, to define a mineral resource, as the source of the mineral system discovered in 2024 is still unknown. Defining resources at Snip North will provide valuable insights that can be applied to other areas of the Iskut Property, where there is potential for additional Cu-Au porphyry discoveries.

The estimated exploration budget for 2025 is $13.4 million. The environmental work continues on the reclamation and closure plan for the Johnny Mountain mine. Along with other non-reclamation environmental work, project carrying costs, and payroll cost allocation, an additional $5.5 million is expected to be incurred for a total of $18.9 million planned spend in 2025.

3 Aces Project

The 2025 exploration objective for 3 Aces is to complete an evaluation of the strike extension of the Central Core Area to the south. Accomplishing this objective will rely on completing 2,500 meters of diamond drilling in 5 to 7 holes. The total budget for the 2025 program at 3 Aces is $7.4 million.

In 2024, at the 3 Aces Project, the Company undertook an exploration program on the 357 km2 project which included drill testing three priority resource expansion targets in the Central Core Area completing a surface evaluation of three regional targets, reverse circulation drilling of two priority regional targets and completing a regional exploration model, prioritizing targets throughout the property for resource definition in 2025. The Company is pursuing an exploration model that predicts gold is localized along second-order folds along the contact of phyllite and sandstone. Geological observations so far have documented the regional continuity of these phyllite-sandstone contacts.

Snowstorm Project

The exploration objective at Snowstorm in 2025 is to continue the evaluation of a Getchell-style gold deposit and deploy a new technology for the discovery of Getchell-style mineralization at Snowstorm.

In 2024, a $1.1 million program was conducted to confirm conditions related to existing land use permits for the Goldstorm target, and investigate a program to incorporate new technology for the discovery of mineralization at Snowstorm.

Courageous Lake Project

The 2025 plan for Courageous Lake is to update the preliminary feasibility study with a $100K budget. The estimated total budget for 2025 is $0.8 million.

Financing

The company is actively exploring various funding alternatives to support its operations and achieve its objectives. On February 19, 2025, it completed a bought deal offering generating US$80.1 million in gross proceeds. In addition, the company concurrently closed a private placement with a strategic investor raising an additional US$20.1 million.

Other financing options include issuing shares through a Prospectus Supplement to the existing Base Shelf Prospectus, sales through the ATM facility, selling or optioning the Company’s properties or a royalty or streaming interest in the Company’s properties, securing funding from a joint venture partner, and flow-through financing.

FINANCIAL RESULTS

	Year ended December 31,			2024 vs.	2023 vs.
(in thousands of Canadian dollars except where noted)	2024	2023	2022	2023	2022
Remeasurement gain (loss) on secured note liabilities through profit and loss	36,916	(29,690)	36,967	66,606	(66,657)
Corporate and administrative expenses	(21,181)	(17,441)	(16,090)	(3,740)	(1,351)
Foreign exchange gain (loss)	(44,610)	9,282	(12,874)	(53,892)	22,156
Other income - flow-through shares	6,903	4,183	1,366	2,720	2,817
Finance income (loss)	3,166	(1795)	2,794	4,961	(4,589)
Finance costs and other	(616)	(2,500)	(3,694)	1,884	1,194
Environmental rehabilitation expenses	(450)	-	(6,722)	(450)	6,722
Impairment of investment in associate	-	-	(873)	-	873
Earnings (loss) before income taxes	(19,872)	(37,961)	874	18,089	(38,835)
Income tax (expense) recovery	(11,375)	8,695	(8,268)	(20,070)	16,963
Net loss for the year	(31,247)	(29,266)	(7,394)	(1,981)	(21,872)

2024 COMPARED TO 2023

During the year ended December 31, 2024, the Company recorded a net loss of $31.2 million, or $0.35 loss per share, on both a basic and diluted basis. During the comparative period of 2023, the Company recorded a net loss of $29.3 million, or $0.35 loss per share, on both a basic and diluted basis.

Re-measurement gain (loss) on secured note liabilities through profit and loss

In 2024 and the comparative year, a range of potential outcomes were considered for the probability of the EAC expiring and it was determined that probability of that outcome was remote, and the fair value of the secured note liabilities would not be impacted. Also, in 2024, an analysis of probabilities of potential outcomes for the timeline to secure project financing was considered and the impact was included in the fair value of the secured note liabilities (2023 – no impact). In 2024, a probability of potential outcomes for the timeline to achieve commercial projection was included in the fair value of the secured note liabilities and was based on cash flows over a period of 82 years ending in 2106 (2023 – ending in 2102).

During the year ended December 31, 2024, the gain recognized on the remeasurement of the 2023 Secured Note liability was the net result of gains due to an increase in discount rates, re-estimating timelines for achieving key milestones and full development of the project to commercial production, and payment of interest, offset by higher metal prices, and change in the valuation date. Based on an analysis of probabilities of potential outcomes for the timeline to secure project financing, it was concluded that the financing put (discussed below) for the 2022 Secured Note would become exercisable in 2027, therefore, as at December 31, 2024, the fair value of the 2022 Secured Note was recorded as the fair value of the Financing Put.

During the year ended December 31, 2023, the loss recognized on the remeasurement of secured note liabilities was the net result of losses due to an increase in metal price assumptions and the impact of a change in the valuation date, partially offset by the gain due to a decrease in discount rates, and payment of interest.

Corporate and administrative expenses

Corporate and administrative expenses are outlined below:

	Year ended December 31,			2024 vs. 2023		2023 vs. 2022
($000s)	2024	2023	2022	Change	% Change	Change	% Change
Employee compensation	8,624	7,165	7,479	1,459	20%	-314	-4%
Stock-based compensation	3,680	3,318	3,138	362	11%	180	6%
Professional fees	4,324	3,011	2,591	1,313	44%	420	16%
Other general and administrative	4,553	3,947	2,882	606	15%	1,065	37%
	21,181	17,441	16,090	3,740	21%	1,351	8%

Total corporate and administrative expenses for the year ended December 31, 2024, were $21.2 million compared to $17.4 million in the prior year. The increase was mainly due to higher cash compensation expenses, higher professional fees, and higher stock-based compensation expenses. Higher cash compensation was mainly due to an increase in base salaries, higher performance bonus payments, and higher US payroll due to increase in the US dollar to Canadian dollar exchange rate. Professional fees increased by $1.3 million mainly due to the higher costs associated with external consulting, due diligence costs, and legal fees associated with the tax audits (refer to the Other Contingencies section for details).

Stock-based compensation expense related to restricted share units (“RSUs”) and deferred share units (“DSUs”) increased by $0.4 million in 2024 compared to the prior year. The increase was primarily attributed to the higher number of unvested RSUs and DSUs being amortized in the current period compared to the comparative period. As of December 31, 2024, 782,801 RSUs and 54,500 DSUs were outstanding compared to 697,726 RSUs and nil DSUs outstanding on December 31, 2023. The Company’s stock-based compensation expenses and the RSUs and DSUs are illustrated in the following tables:

RSUs granted	Number of RSUs	Grant date fair value ($000s)	Expensed prior to 2023	Expensed in 2023	Expensed in 2024	Balance to be expensed
June 24, 2021	10,000	222	185	37	-	-
September 1, 2021	20,000	454	379	75	-	-
September 7, 2021	10,000	229	191	38	-	-
October 1, 2021	10,000	195	146	49	-	-
July 4, 2022	10,000	159	52	81	26	-
December 13, 2022	305,266	4,920	135	2,820	1,487	478
June 28, 2023	20,000	312	-	52	104	156
December 11, 2023	379,300	4,640	-	117	1,929	2,496
December 9, 2024	316,420	5,015	-	-	122	4,893
			1,088	3,269	3,668	8,023

DSUs granted	Number of DSUs	Grant date fair value ($000s)	Expensed prior to 2023	Expensed in 2023	Expensed in 2024	Balance to be expensed
December 9, 2024	54,500	1,031	-	-	12	1,019
			-	-	12	1,019

During the fourth quarter of 2024, 54,500 DSUs were granted to Board members, 272,420 RSUs were granted to senior management, and 44,000 RSUs were granted to other employees of the Company. The vesting of the RSUs granted to senior management is dependent on certain corporate objectives including the completion of a bankable feasibility study at KSM, and the Company’s share price outperforming certain market benchmarks.

During Q1 2024 and upon the Company submitting its formal application to BC regulators for the KSM Project to be designated as Substantially Started, 58,066 RSUs, granted in 2022, vested. During Q3 2024, upon the Company receiving its Substantially Started designation from the BC Government, 58,067 RSUs, granted in 2022, vested together with additional 5,000 RSUs granted to the director. In December 2024, 25,505 RSUs were vested, representing 1/3 of the RSUs granted to the non-exec employees in 2022 and 2023.

During the fourth quarter of 2023, 379,300 RSUs were issued, with 48,300 RSUs granted to Board members, 277,500 RSUs granted to executive members, and 53,500 RSUs granted to employees. On December 11, 2023, 11,840 RSUs were vested, representing 1/3 of the RSUs granted to employees in 2022.

Foreign exchange

	Year ended December 31,			2024 vs.	2023 vs.
($000s)	2024	2023	2022	2023	2022
Unrealized foreign exchange gain (loss)	(46,427)	9,150	(21,158)	(55,577)	30,308
Realized foreign exchange gain (loss)	1,817	132	8,284	1,685	(8,152)
Foreign exchange gain (loss)	(44,610)	9,282	(12,874)	(53,892)	22,156

Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar compared to the U.S. dollar in the period.

The secured note liabilities are denominated in U.S. dollars. The impact of foreign exchange rate fluctuations on the valuation of the secured note liabilities is recorded as foreign exchange gain (loss) on the consolidated statements of operations and comprehensive income (loss). The remaining foreign exchange gains or losses are primarily related to the revaluation of cash and cash equivalents denominated in U.S. dollars. Appreciation of US dollar relative to the Canadian dollar during the current year resulted in a foreign exchange loss on the revaluation of secured note liabilities, and conversely a foreign exchange gain on the revaluation cash and cash equivalents denominated in U.S. dollars.

Other income - flow-through shares

During the year ended December 31, 2024, the Company recognized $6.9 million of other income related to the flow-through share premium recorded on the financings completed in December 2023, June 2024, October 2024, and December 2024 (discussed below). During the comparative periods, the Company recognized $4.2 million of other income related to the flow-through share premium recorded on the financing completed in December 2022.

Finance income (loss)

Interest income recognized during the year ended December 31, 2024 amounted to $3.2 million, compared to interest expense of $1.8 million for the same period in the prior year. The interest income resulted from interest earned on cash and cash equivalents in 2024.

Finance costs and other

Finance costs and other amounted to $0.6 million for the year ended December 31, 2024, compared to $2.5 million in the comparative year. Higher finance costs incurred in 2023 were primarily related to the 2023 Secured Note financing.

Income tax (expense) recovery

In 2024, the Company recognized income tax expense of $11.4 million, primarily due to the deferred tax liability arising from the gain recognized on remeasurement of the fair value of the secured note liabilities, and by income tax expense arising from the renouncement of expenditures related to the flow-through shares issued which are capitalized for accounting purposes. The income tax expense was partially offset by the impact of the losses in the year. The income tax impact of the revaluation of the secured liabilities that was recorded through other comprehensive income (loss) during 2024, of $31.2 million, was also recorded through other comprehensive income (loss).

In 2023, the Company recognized income tax recovery of $8.7 million, primarily due to the deferred tax asset arising from the loss recognized on remeasurement of the fair value of the secured note liabilities, and the losses in the period. The income tax recovery was partially offset by income tax expense arising from the renouncement of expenditures related to the December 2022 flow-through shares issued which are capitalized for accounting purposes. The income tax impact of the revaluation of the secured liabilities that was recorded through other comprehensive income (loss) during 2023, of $22.8 million, was also recorded through other comprehensive income (loss).

2023 COMPARED TO 2022

During the year ended December 31, 2023, the Company recorded a net loss of $29.3 million, or $0.35 loss per share, on both a basic and diluted basis. During the comparative period of 2022, the Company recorded a net loss of $7.4 million, or $0.09 loss per share, on both a basic and diluted basis.

Re-measurement gain (loss) on secured note liabilities through profit and loss

During the year ended December 31, 2023, the loss recognized on the remeasurement of secured note liabilities was the net result of losses due to an increase in metal price assumptions and the impact of a change in the valuation date, partially offset by the gain due to a decrease in discount rates, and payment of interest. During the comparative year in 2022, the gain recognized on the remeasurement of secured note liabilities was the net result of gains due to an increase in discount rates, change in production volumes and change in the impact of a change in the valuation date, partially offset by losses due to increase in metal price assumptions.

Corporate and administrative expenses

Corporate and administrative expenses in 2023 were $17.4 million, up $1.4 million or 8% from prior year. The increase was mainly due to higher professional and external consulting fees, and higher travel, legal, and insurance costs.

Cash compensation decreased by $0.3 million, from $7.5 million in 2022 to $7.2 million in 2023. The reduced cash compensation was mainly related to a decrease in non-project headcount. Professional fees and other general and administrative expenses increased by $1.5 million, from $5.5 million in 2022 to $7.0 million in 2023. The increase was mainly related to the costs associated with audit, accounting and tax advisory, legal expenses and patent costs, the Company-wide risk assessment review, and sustainability reporting.

Stock-based compensation expense related to RSUs increased by $0.2 million, from $3.1 million in 2022 to $3.3 million in 2023. The increase was mainly due to the fact that the RSUs granted in December 2022 had a range of estimated vesting periods of up to 36 months compared to RSUs granted in December 2021 that had a vesting period of 4 months and had vested in the second quarter of 2022.

Foreign exchange

The $9.3 million foreign exchange gain recognized in 2023 comprised of $9.1 million of foreign exchange gain associated with the secured note liabilities, and a $0.2 million gain recognized mainly on the US dollar-denominated cash and short-term investments translated to Canadian dollars during the period. The $12.9 million foreign exchange loss recognized in 2022 was the net result of $21.2 million of foreign exchange loss associated with the secured note liabilities, partially offset by $8.3 million of foreign exchange gain recognized mainly on the US dollar-denominated cash and short-term investments translated to Canadian dollars during the period.

Other income - flow-through shares

In 2023, the Company recognized $4.2 million of other income related to the flow-through shares premium recorded primarily on the financing completed in December 2022, compared to $1.4 million of other income related to the flow-through shares premium recorded primarily on the financings completed in June 2021 (discussed below).

Finance costs and other

The finance costs incurred in 2023 and in 2022 of $2.5 million and $3.7 million, respectively, were primarily related to the 2023 Secured Note financing fees and the 2022 Secured Note financing fees, respectively.

Income tax (expense) recovery

In 2023, the Company recognized income tax recovery of $8.7 million, primarily due to the deferred tax asset arising from the loss recognized on remeasurement of the fair value of the secured note liabilities, and the losses in the period. The income tax recovery was partially offset by income tax expense arising from the renouncement of expenditures related to the December 2022 flow-through shares issued which are capitalized for accounting purposes. The income tax impact of the revaluation of the secured liabilities that was recorded through other comprehensive income (loss) during 2023, of $22.8 million, was also recorded through other comprehensive income (loss).

In 2022, the Company recognized income tax expense of $8.3 million, primarily due to the deferred tax liability arising from the gain recognized on remeasurement of the fair value of the secured note liabilities, and from the renouncement of expenditures related to the June 2021 flow-through shares issued which are capitalized for accounting purposes. The income tax expense was partially offset by income tax recovery arising from the losses in the period. The income tax impact of the revaluation of the secured note liabilities that was recorded through other comprehensive income (loss) during 2022, of $0.1 million, was also recorded through other comprehensive income (loss).

QUARTERLY INFORMATION

Selected financial information for the last eight quarters ending December 31, 2024 is as follows:

(in thousands of Canadian	2024				2023
dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	-	-	-	-	-	-	-	-
Earnings (loss) for the period	(40,764)	(27,551)	45,241	(8,173)	(22,175)	(5,292)	8,985	(10,784)
Basic earnings (loss) per share	(0.45)	(0.31)	0.51	(0.09)	(0.26)	(0.06)	0.11	(0.13)
Diluted earnings (loss) per share	(0.45)	(0.31)	0.51	(0.09)	(0.26)	(0.06)	0.11	(0.13)

Change in the fair value of the secured note liabilities is summarized in the following table:

	2024				2023
(in thousands of Canadian dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Change in fair value through profit of loss:
Fair value remeasurement gain (loss)	20,400	(42,035)	68,115	14,640	(40,065)	11,742	10,379	(11,746)
Unrealized foreign exchange gain (loss)	(31,796)	5,972	(5,997)	(13,351)	14,881	(12,013)	5,723	559
Total change in fair value gain (loss) through profit or loss	(11,396)	(36,063)	62,118	1,289	(25,184)	(271)	16,102	(11,187)
Change in fair value gain (loss) through other comprehensive income (loss)	2,718	15,521	55,430	(21,351)	(53,457)	(32,063)	8,728	(7,601)
Capitalized deferred interest [1]	(3,406)	(3,325)	(3,335)	(3,287)	(6,588)	-	-	-
Total change in fair value	(12,084)	(23,867)	114,213	(23,349)	(85,229)	(32,334)	24,830	(18,788)

1)	Deferred interest expense related to the 2023 Secured Note was classified as capitalized borrowing costs.

FINANCIAL CONDITION REVIEW

(In thousands of Canadian dollars)	December 31, 2024	December 31, 2023
Balance sheet information
Cash and cash equivalents	49,815	82,438
Other current assets	8,331	11,513
Non-current assets	1,394,591	1,257,008
Total assets	1,452,737	1,350,959

Current liabilities	20,319	39,409
Non-current liabilities excluding secured note liabilities	26,848	7,739
Secured note liabilities	562,552	573,888
Total liabilities	609,719	621,036
Total equity	843,018	729,923
Total liabilities and equity	1,452,737	1,350,959

Cash and cash equivalents

Cash and cash equivalents decreased mainly as a result of cash used in investing and operating activities, partially offset by cash raised under the Company’s ATM program and flow-through financing (discussed below).

Other current assets

Other current assets primarily consist of HST and other receivables, prepaids, and investments. The decrease in other current assets in 2024 was mainly due to a $3.2 million decrease in HST receivable and a $1.7 decrease in prepaids, partially offset by a $1.7 million increase in market value of marketable securities.

Non-current assets

Non-current assets consist primarily of mineral interests, property and equipment, long-term receivables, reclamation deposits, and investment in its associate Paramount Gold Nevada Corp. The increase relative to the prior-year period was primarily due to investment in mineral interests, property and equipment at KSM, Iskut and 3 Aces projects, and a $14.0 million deposit made with BC Hydro.

Current liabilities

Current liabilities primarily consist of trade and other payables. The lower current liabilities in December 31, 2024 when compared to December 31, 2023, were mainly due to the payment of $10.6 million to BC Hydro, which was accrued in December 2023 and paid in 2024, and lower trade payables, partially offset by increase in flow-through share premium and by reclassification of reclamation obligations from long-term to short-term.

Non-current liabilities

Non-current liabilities excluding secured note liabilities consist primarily of deferred income tax liabilities, provision for reclamation liabilities, and lease obligations. During the year ended December 31, 2024, the Company recognized deferred income tax liability of $20.3 million (as at December 31, 2023 – nil) primarily due to the liability arising from the gain recognized on the remeasurement of the fair value of the secured note liabilities.

Secured notes liabilities

Secured notes liabilities consist of the U.S. dollar-denominated 2022 and the 2023 secured notes. The fair value of the secured note liabilities decreased relative to the prior-year period, primarily due to an increase in discount rates and credit spreads, re-estimating timelines for the development of the project to commercial production, and settlement of interest. The decrease was partially offset by an increase in fair value resulting from higher metal prices, the appreciation of the U.S. dollar compared to the Canadian dollar, and the impact of valuing the notes at reporting periods closer to maturity.

The change in the fair value of the secured note liabilities during the twelve months ended December 31, 2024, and the comparative period in 2023 is summarized in the following table:

	Year ended December 31,
($000s)	2024	2023	Change
2022 Secured Note:
Remeasurement gain (loss)	210	(3,096)	3,306
Foreign Exchange gain (loss)	(24,617)	7,104	(30,467)
Total gain (loss) through profit or loss	(24,407)	4,008	(27,161)
Gain (loss) through other comprehensive income (loss)	5,004	(34,830)	39,834
Increase (decrease) in fair value during the period	(19,403)	(30,822)	12,673
2023 Secured Note:
Remeasurement gain (loss)	23,353	(33,182)	56,535
Foreign Exchange gain (loss)	(21,809)	2,045	(23,854)
Total gain (loss) through profit or loss	1,544	(31,137)	32,681
Gain (loss) through other comprehensive income (loss)	29,195	(49,563)	78,758
Increase (decrease) in fair value during the period	30,739	(80,700)	111,439
2022 and 2023 Secured Notes:
Remeasurement gain (loss)	23,563	(36,278)	59,841
Foreign Exchange gain (loss)	(46,426)	9,149	(55,575)
Total gain (loss) through profit or loss	(22,863)	(27,129)	4,266
Gain (loss) through other comprehensive income (loss)	34,199	(84,393)	118,592
Increase (decrease) in fair value during the period	11,336	(111,522)	122,858

During the year ended December 31, 2024, the deferred interest related to the 2023 Secured Note, of $13.4 million was classified as capitalized borrowing costs. The deferred interest related to the 2023 Secured Note, of $6.6 million, incurred in 2023 was also classified as capitalized borrowing costs.

The company measures the fair value of its secured note liabilities using a discounted cash flow model with a Monte Carlo simulation. In 2024, the Company re-estimated the timelines for achieving key milestones for commercial production. Key assumptions in this model are summarized in the following tables:

2022 Secured Note:

Key inputs and assumptions	December 31, 2024 [2]		December 31, 2023
Forecast silver production in thousands of ounces		166,144		166,144
Silver spot price on December 27, 2024 and December 27, 2023 [1]	US$	29.66	US$	24.38
Risk-free rate		4.8%		4.0%
Credit spread		4.8%		4.0%
Share price volatility		60%		60%
Silver royalty discount factor		11.6%		9.2%

1)	The metal prices used in models are based on the quoted forward prices where available and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.

2)	Based on an analysis of probabilities of potential outcomes for the timeline to secure project financing, it was concluded that the Financing Put for the 2022 Secured Note would become exercisable in 2027, therefore, as at December 31, 2024, the fair value of the 2022 Secured Note was recorded as the fair value of the Financing Put, of $313.8 million, and the Company recorded a $19.4 million gain.

2023 Secured Note:

Key inputs and assumptions	December 31, 2024		December 31, 2023
Forecast NSR:
Gold in thousands of ounces		10,500		10,500
Silver in thousands of ounces		29,876		29,876
Copper in millions of pounds		19,322		19,322
Molybdenum in millions of pounds		152		152
Metals spot prices
Gold per ounce on December 27, 2024 and December 27, 2023	US$	2,617.20	US$	2,081.90
Silver per ounce on December 27, 2024 and December 27, 2023	US$	29.66	US$	24.38
Copper per pound on December 16, 2024 and December 18, 2023	US$	4.06	US$	3.81
Molybdenum per pound on December 31, 2024 and December 29, 2023	US$	21.37	US$	18.60
Risk-free rate		4.8%		4.0%
Credit spread		4.8%		4.0%
Share price volatility		60%		60%
NSR royalty discount factor		11.6%		9.2%

1)	The metal prices used in models are based on the quoted forward prices where available and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.

The fair value of the 2022 Secured Note and 2023 Secured Note were estimated using Level 3 inputs and is most sensitive to changes in discount rates, metal prices, and forecasted production.

It should be noted that the remeasurement of the secured note liabilities under IFRS leads to significant gains or losses over time due to changes in the input variables. However, these swings in fair value will have no impact on the actual outcome of the notes at maturity. Either the notes will be put back to the Company at the prescribed fixed price under the rights of the noteholders, or the notes will be exchanged for the prescribed royalty and NSR, at maturity.

KSM SITE CAPTURE AND EARLY WORKS

During the year ended December 31, 2024 the Company continued site capture and early infrastructure development activities that focused on site power for construction and eventual production at KSM. In July 2024, the Company received its Substantially Started designation from the BC Government for its 100% owned KSM Project. This designation makes the EAC for the KSM Project no longer subject to expiry.

Expenditures related to site capture and early work program, started in 2021 and continued through 2024, are illustrated below:

($000s)	Capital expenditures	Prepayments to BC Hydro [1]	Capitalized borrowing costs [2]	Total
Cost
As at December 31, 2022	178,299	38,500	14,735	231,534
Additions	158,072	54,220	19,403	231,695
As at December 31, 2023	336,371	92,720	34,138	463,229
Additions	44,715	14,000	32,855	91,570
As at December 31, 2024	381,086	106,720	66,993	554,799

1)	In 2022, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority ("BC Hydro") covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project. Pursuant to the Facilities Agreement and its amendments, the Company has made $106.7 million in prepayments inclusive of $14 million which was paid in July 2024. These prepayments secure timelines for the KSM Project to draw power for construction and operating phases. Subsequent to the year end, the Company entered into an amending agreement and made an additional $15.6 million payment to BC Hydro. Additional payments of $24.4 million and $14.4 million are scheduled in April and July 2025, respectively.

2)	During 2024, the Company incurred $32.9 million (2023 - $19.4 million) of interest expense related to the secured note liabilities that are capitalized at KSM as borrowing costs. The capitalized costs were net of $0.5 million (2023 - $6.9 million) of interest income earned on temporary investments of the borrowed funds.

During the year ended December 31, 2024, the Company incurred $44.7 million on capital and camp operating expenditures, including Camp 11, Treaty Creek Access Road (“TCAR”), Taft Creek Fish Habitat Offsetting Programs, Bell Irving bridge maintenance, development of Camp 11 potable water supply, supply of construction aggregates, consolidation of utilities, and completion of water management systems (discussed below). In 2023, the Company incurred $158.1 million in capital expenditures including road, bridge, and camp construction, hydro installations, fish habitat offsetting programs, and the acquisition and transport of construction equipment and vehicles (discussed below).

Camps

During the twelve months ended December 31, 2024, the Company directed its resources toward sourcing and developing a potable water well at Camp 11 including developing a new water well, procuring the pumping materials and engaged in the design and procurement of a water treatment system. The company also completed a permanent stormwater discharge system and continued consolidating electrical utilities to reduce reliance on multiple power generators and lower project fuel use and emissions. Actively pursuing cost savings measures has reduced forecasted site annual operational costs by approximately $2 million.

Roads and Bridges

In 2024, TCAR underwent several repairs, including road and ditch cleaning, culvert rip rap reinforcements, regrading, and cut bank erosion repairs. The temporary bridge infrastructure was also recertified. Upper TCAR tree clearing and path building took place in order to support engineering, and the engineering commenced. TCAR from Highway 37 to KM 1.5 and the Bell Irving bridge continue to receive regular inspections and maintenance.

Coulter Creek Access Road

In 2023, the construction of the Coulter Creek Access Road (“CCAR”) was completed to KM 3.2 at a cost of $9.5 million. The project involved building the road and putting in measures to control water flow and prevent sediment buildup. No additional work on CCAR was conducted in 2024.

Fish Habitat

The Glacier Creek Fish Habitat Offsetting Program, including all bulk and final earthworks, fish habitat structures, specialty gravels, woody debris, mulching, and revegetation, was successfully completed in 2023 at a total cost of $38.2 million. An additional revegetation planting program was completed in the current quarter. Invasive species investigation and removal planning were completed.

In late 2024 the initial earthworks commenced at Taft Creek Fish Habitat Offsetting Program, including construction of the site entrance and laydown areas for future construction.

Land Clearing for Project Infrastructure

In order to further site investigation activities and in preparation for future work, in 2023 initial land-clearing activities took place for many of the permanent infrastructure locations. These locations included Camp 5, the ore processing center, water diversion channel, Mitchell portal pad, Mitchell temporary water treatment plant and muck pads, a water storage dam, and Mitchell Valley onsite roads. Planning for additional work in 2025 is being conducted.

Hydro Installation

In 2024, the Company continued its collaboration with BC Hydro for the extended construction of the Treaty Creek Terminal station. Substantial progress was made with primary tasks accomplished and the ongoing placement of concrete equipment foundations. Negotiations and study are currently in progress with BC Hydro to document and finalize costs to completion.

Pursuant to a Facilities Agreement in 2022 and its amendment in March 2024, the Company has made $106.7 million of payments inclusive of $14 million paid in 2024. Subsequent to the year end, the Company entered into a new amendment to the agreement and made an additional $15.6 million and the final prepayments to complete projects will be made throughout the first half of 2025. The objective of the payments made to date, and scheduled for the remainder of the year, is to have the extended transmission lines and the required reinforcement work completed in 2026, years prior to the estimated time that power will be required for operations. Should the scheduled payments not be made or should the work not be completed by 2026, we do not expect there to be significant impacts on the project or the critical path to operations.

MINERAL INTERESTS

During 2024, the Company added an aggregate of $45.8 million (2023 - $69.7 million) of expenditures that were attributed to mineral interests. The breakdown of the mineral interest expenditures by a project is illustrated in the following table:

	Year ended December 31, 2024		Year ended December 31, 2023
($000s)	Amount	Percentage	Amount	Percentage
KSM	15,225	33%	40,490	58%
Iskut	17,062	37%	14,174	20%
3 Aces	11,328	25%	6,651	10%
Snowstorm	1,079	2.5%	4,897	7%
Courageous Lake	1,090	2.5%	3,520	5%
Total expenditures	45,784	100%	69,732	100%

The mineral interests’ activities by project are further discussed below.

KSM Project

At KSM, the projected economic results of the 2022 PFS with alternate scenarios are illustrated below.

Amounts expressed in US dollars	2022 PFS Base Case	2022 PFS Recent Spot Case	2022 PFS Alternate Case
Metal Prices:
Gold ($/ounce)	1,742	1,850	1,500
Copper ($/pound)	3.53	4.25	3.00
Silver ($/ounce)	21.90	22.00	20.00
Molybdenum ($/lb)	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.77	0.77	0.77
Cost Summary:
Operating costs per ounce of gold produced (years 1 to 7) [1]	$35	$-83	$118
Operating costs per ounce of gold produced (life of mine) [1]	$275	$164	$351
Total cost per ounce of gold produced (inclusive of all capital and closure) [1]	$601	$490	$677
Initial capital (billions)	$6.4	$6.4	$6.4
Sustaining capital (billions)	$3.2	$3.2	$3.2
Unit operating cost (US$/tonne)	$11.36	$11.36	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$38.6	$46.1	$27.9
NPV @ 5% discount rate (billions)	$13.5	$16.4	$9.2
Internal rate of return	20.1%	22.4%	16.5%
Payback period (years)	3.4	3.1	4.1
Post-Tax Results:
Net Cash Flow (billions)	$23.9	$28.6	$17.1
NPV @ 5% discount rate (billions)	$7.9	$9.8	$5.2
Internal rate of return	16.1%	18.0%	13.1%
Payback period (years)	3.7	3.4	4.3

1)	On a by-product basis

The results of the PEA announced in 2022 is a stand-alone mine plan that was undertaken to evaluate a potential future expansion of the KSM mine to the copper-rich Iron Cap and Kerr deposits after the PFS mine plan has been completed. The PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 t/d. The PEA demonstrates that KSM is a potential multigenerational mining project with the flexibility to vary the metal output.

In July 2023, the Company was informed that Tudor Gold Corp (“Tudor”) is requesting that a certain license of occupation (the “Licence”) and Mines Act permit M-245 (the “Permit”) held by the Company’s wholly-owned subsidiary, KSM Mining ULC (KSMCo), be cancelled. The rights conveyed by the Licence and the relevant activities authorized by the Permit were initially conveyed and authorized in September 2014 and include rights and authorizations to engage in certain activities on land to which Tudor only acquired mineral rights in 2016. Tudor is claiming that, as a matter of law, the B.C. government did not have the power to issue this License and Permit. Tudor also argues that the License and Permit destroy the value of their own claims.

The Permit authorizes various activities, including activities on claims held by Tudor, along the route of, what is projected to be, the tunnels that will connect the east and west sides of the KSM Project. The License provides KSMCo the right to occupy the area in which it intends to construct the tunnels. This type of authorization is commonly used by the B.C. government to manage activities that take place on the government-owned land base. The Licence and Permit have been in place for almost a decade and were granted after a thorough regulatory process that included participation by First Nations as well as Tudor’s joint venture partners, American Creek Resources Ltd. and Teuton Resources Corp., who were the owners of the claims at the time. In September 2023, the Company made a submission to both the BC Ministry of Energy, Mines and Low Carbon Innovation (“EMLI”) and the Ministry of Forests arguing for the dismissal of Tudor’s application. In October 2023, EMLI sent letters to each of the Company and Tudor stating that it affirms the province of BC’s authority to grant the License and Permits that authorize mining activities on third-party tenures and giving no indication that either will be cancelled or revoked. On November 17, 2023, Tudor's submissions prompted a response from the BC Ministry of Water, Land, and Resource Stewardship (“WLRS”) regarding the Company’s current License of Occupation. The WLRS Letter verified that their records show the License of Occupation is in good standing, and there is no justification for canceling it under the empowering statute or relevant License of Occupation provisions. On September 25, 2024, the B.C. government renewed the License of Occupation for the Mitchell Treaty Tunnels at the KSM Project for 20 years until September 27, 2044.

In early 2024, EMLI further clarified their position in a revised letter that states that a Conditional Registration Reserve (CRR) was established by the Chief Gold Commissioner, for the Mitchell Treaty Tunnels area, in 2012, and the CRR prohibits the obstruction, endangerment, or interference, with the construction, operation, and maintenance of the tunnel works by any free miner, including Tudor. The revised letter also stated that: “In any decision on the MTT Area within Tudor’s mineral tenure, the Chief Permitting Officer would consider the potential impacts to Tudor and the limitations imposed on Tudor by the CRR.”

In order to achieve its objectives and milestones, the Company estimates annual costs for each of its mineral interests and tracks costs against those estimates for payroll, environmental and social, technical engineering, exploration, and other holding or property costs. The below information describes those planned and actual incurred costs for the year ended December 31, 2024.

At KSM, the Company’s 2024 actual and full-year planned expenditures related to the technical and engineering, and environmental and social programs are summarized in the following table:

($000s)	Actual	Plan
Payroll	3,525	2,916
Technical and engineering	5,376	3,664
Environmental and social	6,392	3,346
Other holding or property	330	2,322
Total	15,623	12,248

Technical and engineering costs include costs related to updating the Mineral Resource Estimate for KSM’s Kerr and Iron Cap deposits. Expenditures in the environmental and social aspects pertain to conducting baseline studies for environmental monitoring at KSM.

Iskut Project

At Iskut, the Company’s 2024 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan
Payroll	2,252	1,510
Exploration	14,290	11,919
Environmental and social	1,331	1,130
Technical and engineering	12	200
Other holding or property	19	31
Total	17,904	14,790

At Iskut, the Company executed its 2024 exploration program, which included over 23,000 meters of diamond drilling targeting a copper/gold porphyry deposit at Snip North and Bronson Slope. The drilling at Snip North intersected broad zones of significant gold and copper mineralization within a large potassic alteration system, suggesting the presence of a nearby porphyry intrusive source. This mineralization is localized by well-mineralized tuffaceous stratigraphy several hundred meters thick. The drill program was extended from the original plan of 12,500 meters to explore the source of the copper-gold porphyry believed to be responsible for the intermediate sulfidation epithermal mineralization identified in 2023. Drilling focused on Snip North after recognizing a clear correlation between copper and gold grades linked to the source intrusive-related mineralization. Three helicopter-portable rigs completed 23,000 meters of drilling at a cost of $13.5 million, exceeding the budgeted $12.0 million.

In 2023 the Company conducted an extensive drilling program at Iskut based on the analysis of the 2022 drilling and geophysical surveying programs. The work program was designed to test deeper copper-gold porphyry systems and to expand the Bronson Slope mineral resource. Three helicopter-portable core drills were used for this program which entailed the completion of 17 drill holes exceeding 19,500 meters of core. Results of 2023 program identified broad zones of sericite-pyrite-carbonate alteration associated with continuous low gold grades. In addition, the first drill program on the Snip North target has found a new porphyry mineral system. The discovery consists of the intact, well-preserved upper parts of a copper-gold porphyry which is identified as an intermediate sulfidation epithermal occurrence.

Regional geophysical surveys and continuous surface geology work on the property point to a distinct structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets. All the prospective gold-copper intrusions recognized on the property fall along this regional trend and this observation has led us to envision a cluster of gold-copper deposits. Prior drilling at the lithocap on Quartz Rise and historical drilling at the Snip North target has encountered gold-copper grades that were followed up in the 2023 exploration program.

In addition to exploration work at Iskut, the Company continued its planned 2024 reclamation and closure activities at the Johnny Mountain mine site. During 2024, work included submittal of the 2023 Annual Reclamation Report. Reported within the provision for reclamation liabilities and in support of the reclamation and closure of the Johnny Mountain Mine, during the year ended December 31, 2024, the Company incurred $0.8 million of costs compared to the $0.75 million full-year plan in 2024.

Snowstorm Project

At Snowstorm, the Company’s 2024 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan
Payroll	455	319
Exploration and Environmental	185	403
Other holding or property	439	401
Total	1,079	1,123

At Snowstorm, during 2023, the Company evaluated the results of the drilling program that commenced in late 2022 and was completed in early 2023. The 2024 exploration effort was dedicated to understanding the geology encountered in drilling and its relationship to prospective host gold mineralization. Additional research was conducted to evaluate new technologies that could assist in targeting gold concentrations. Several indirect targeting systems were reviewed, and we continue to research systems that can improve target identification for deployment in 2025. Access and permit conditions were reviewed for initiating an initial drill program on the Goldstorm target.

3 Aces Project

At 3 Aces, the Company’s 2024 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan
Payroll	1,654	1,344
Exploration	8,478	5,860
Environmental & technical services	1,091	1,312
Other holding or property	105	45
Total	11,328	8,561

In 2024, the Company completed a 7,600-meter drill program at 3 Aces and evaluated resource expansion potential at three targets in the Central Core Area, and completed an initial evaluation on three regional targets. An updated 3-dimensional model has been built that brings together results from the drilling and historical drill programs to indicate the likelihood of continuous mineralization between previously isolated historical deposits in the CCA. Additional costs per meter drilled in 2024 accounted for the main overrun in exploration expenditures in 2024, over plan. The 2023 drill program confirmed these extensions of historical discoveries, including localized high-grade zones, within the favorable parts of the regional fold architecture.

Courageous Lake Project

At Courageous Lake, the Company’s 2024 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan
Payroll	609	444
Environmental and social	31	149
Technical and engineering	269	200
Other property or holding costs	179	176
Total	1,088	969

As reported in prior periods, the Company continues to evaluate the best path forward at its Courageous Lake Project in NWT. Options include securing a joint venture partner, the sale of all or a portion of the project to unlock shareholder value or conducting additional exploration outside the area of known reserves and resources.

In 2024, the Company filed an updated Preliminary Feasibility Study (the "2024 PFS") for Courageous Lake. The 2024 PFS all-open pit mine plan shows a considerably more profitable mining operation and incorporates design changes that improve its performance on certain sustainability measures compared to its 2012 predecessor, with reduced initial capital, lower strip ratio, higher grade, and smaller mine footprint. The 2024 PFS outlines the production of 2.5 million ounces of gold over the initial 12.6-year life of mine. A stand-alone analysis of the potential expansion below the 2024 PFS mine plan was included as a Preliminary Economic Assessment ("2024 PEA") forming a separate part of the PFS.

Significant changes from the 2012 PFS include:

●	A 73% increase in after-tax NPV of 5% to US$523 million from US$303 million in 2012
●	A 51% reduction in initial capital from US$1,522 million to US$747 million
●	Increased after-tax IRR from 7.3% to 20.6%
●	Reduced capital payback period from 11.2 years to 2.8 years
●	Average gold reserve grade increased 18% from 2.2 g/t to 2.6 g/t
●	Life of mine strip ratio reduced by 39% from 12.5 to 7.58
●	38% increase in estimated measured and indicated gold resources from 8.0 million to 11.0 million ounces.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at December 31, 2024, was $37.8 million compared to $54.5 million on December 31, 2023 (see table below). Decreased cash resources resulted from the cash used in early works infrastructure work at KSM, environmental, reclamation, and exploration projects, and corporate and administrative costs, offset by cash raised through equity issuances (discussed below) and interest income. Included in current liabilities at December 31, 2024, is $6.9 million of flow-through premium liability which is a non-cash item (December 31, 2023 - $5.5 million) and will be reduced as flow-through expenditures are incurred.

The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions. Subsequent to December 31, 2024, the Company replaced its US$750 million base shelf prospectus and related registration statement, that was expiring in late January 2025, with a new US$750 million base shelf prospectus and registration statement that expires in February 2027. In January 2025, the Company renewed its ATM offering that allows for the issuance of up to an additional US$100 million of its common shares by way of sales over the New York Stock Exchange. The ATM is available to the Company until February 2027 (or until US$100 million in shares have been sold). Under the terms of the US$80.1 million bought deal financing completed on February 19, 2025 the Company agreed not to sell any of its shares for a 90-day period. Accordingly, unless its covenant is waived, the Company cannot sell shares under its ATM offering until after May 20, 2025.

In 2024, the Company raised $75.9 million (in 2023 - $42.8 million) through the ATM offering. The Company intends to fully utilize the ATM offering currently in place and believes that with this it will have sufficient liquidity to continue its operations and meet its obligations for the next twelve months. As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities, including proceeding with additional payments pursuant to the Facilities Agreement with BC Hydro (refer to Note 18). When required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financing or from the sale of non-core assets.

($000s)	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	49,815	82,438
Amounts receivable and prepaid expenses	2,928	7,763
Investment in marketable securities	5,403	3,750
Total current assets	58,146	93,951

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	11,281	32,734
Flow-through share premium	6,940	5,543
Lease obligations	348	373
Provision for reclamation liabilities	1,750	759
Total current liabilities	20,319	39,409
Working Capital (1)	37,827	54,542

(1)	This is a non-GAAP financial performance measure with no standard definition under IFRS.

Secured Notes

On June 29, 2023, the Company, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”) issued a secured note and royalty arrangement (collectively referred to as the “2023 Secured Note”) on the KSM Project with Sprott Private Resource Streaming and Royalty (B) Corp. (“Sprott”). The 2023 Secured Note has a principal amount of US$150 million, bears interest at 6.5% per annum and matures upon the earlier of commercial production and March 24, 2032 or March 24, 2035 if certain events occur, as described below. The arrangement includes conditions and multiple features that could alter the Company’s obligation to Sprott. The 2023 Secured Note includes options for Sprott to put the royalty back to the Company if KSM’s Environmental Assessment Certificate (the “EAC”) expires or if project financing for construction is not secured. Unless Sprott exercises its put rights at an earlier date, the 2023 Secured Note is to be exchanged at maturity for a net smelter returns royalty (the “NSR”) on all metals produced from the KSM Project and sold, in the range of 1% to 1.5%, to be paid in perpetuity. The Company has the option to buy back 50% of the NSR amount on or before three years after commercial production has been achieved, for an amount that provides Sprott a minimum guaranteed annualized return.

The key terms of the 2023 Secured Note include:

●	The 2023 Secured Note matures (“Maturity Date”) at the earlier of:

a)	Commercial production being achieved at KSM; and

b)	Either March 24, 2032, or, if the EAC expires and Sprott does not exercise its right to put the 2023 Secured Note to the Company, March 24, 2035.

●	On the Maturity Date, the NSR is issued and Sprott may satisfy the obligation to pay the NSR purchase price of US$150 million with cash or setting-off the amount against the note principal amount due.

●	Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred (“Deferred Interest Payment”) and US$21.5 million must be paid on or before 30 months after the closing date. Deferred interest can be satisfied by way of cash, common shares or increasing the NSR percentage from 1% to 1.2%. The Company can elect to satisfy quarterly interest payments in cash or by having Seabridge issue common shares, with a value equal to a 5% discount on the 5-day volume weighted average trading price (“VWAP”).

●	Project Financing Repayment Amount: If project financing to develop, construct and place the KSM Project into commercial production is not in place by March 24, 2027, Sprott can put the 2023 Secured Note back to the Company for:

a)	If the Company is obligated to sell Sprott a 1% or 1.25% NSR on the Maturity Date at the time US$155 million plus accrued and unpaid interest, or

b)	If the Company is obligated to sell Sprott a 1.2% or 1.5% NSR on the Maturity Date at the time, US$180 million plus accrued and unpaid interest. Sprott’s put right expires once such project financing is in place. If Sprott exercises this put right, Sprott’s right to purchase the NSR terminates.

As at December 31, 2024, the fair value of the 2023 Secured Note was calculated based on a 1.25% to 1.5% NSR (2023 – 1% to 1.2%).

●	EAC Repayment Amount: If the KSM Project’s EAC expires at any time while the 2023 Secured Note is outstanding, Sprott can put the note back to the Company at any time over the following nine months for:

a)	If the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$165 million plus accrued and unpaid interest, or

b)	If the Company is obligated to sell Sprott a 1.2% NSR on the Maturity Date at the time, US$186.5 million plus accrued and unpaid interest.

On July 26, 2024, KSM received the SSD from the BC government. This designation makes the EAC for the KSM Project no longer subject to expiry and virtually eliminates the possibility that the investors can put the secured note back to the Company for the EAC expiry. As mentioned above in the outlook for KSM, two petitions have been filed with the Province of BC challenging the SSD. However, based on the merits of the Company’s original application and the Province’s thorough review and consultation process, management has determined that the probability of KSM Mining ULC not retaining or not re-obtaining the EAC is remote.

If Sprott exercises its put right, its right to purchase the NSR terminates. The Company can elect to make payment in the form of Seabridge common shares instead of cash for the Project Financing Repayment Amount, and any interest payments, including the Deferred Interest Payment. No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

A number of the above-noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The 2023 Secured Note was recognized at its estimated fair value at initial recognition of $198.8 million (US$150 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, metal prices forecasts and discount rates. During the year ended December 31, 2024, the fair value of the 2023 Secured Note decreased, and the Company recorded a $30.7 million gain (year ended December 31, 2023 - $80.7 million loss) on the remeasurement. As at December 31, 2024, management does not expect the EAC to expire, hence no impact on the fair value determination.

On March 24, 2022, the Company entered into an agreement selling a secured note (“2022 Secured Note”) that is to be exchanged at maturity for a 60% gross silver royalty (the “Silver Royalty”) on the KSM Project to Sprott Resource Streaming and Royalty Corp. and Ontario Teachers’ Pension Plan (jointly, the “Investors”) for US$225 million. The proceeds of the financing were to be used to continue ongoing physical works at KSM and advance the project towards a designation of Substantially Started. The Substantially Started designation makes the KSM Project’s approved EAC no longer subject to expiry.

The key terms of the 2022 Secured Note include:

●	When the 2022 Secured Note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”). Maturity occurs upon the first to occur of:

a)	Commercial production being achieved at KSM; and

b)	Either on March 24, 2032, the 10-year anniversary, or if the EAC expires and the Investors do not exercise their right to put the 2022 Secured Note to the Company, on March 24, 2035, the 13-year anniversary of the issue date of the 2022 Secured Note.

●	Prior to its maturity, the 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

●	The Company has the option to buyback 50% of the Silver Royalty, once exchanged, on or before three years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the Investors can put the 2022 Secured Note back to the Company for US$232.5 million, with the Company able to satisfy such amount in cash or by delivering common shares at its option subject to limitations noted below. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If KSM’s EAC expires at anytime while the 2022 Secured Note is outstanding, the Investors can put the 2022 Secured Note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates. On July 26, 2024, KSM received the Substantially Started designation from the BC government. This designation makes the EAC for the KSM Project no longer subject to expiry and virtually eliminates the possibility that the Investors can put the secured note back to the Company for the EAC expiry. As mentioned above, two petitions have been filed with the Province of BC challenging the SSD. However, management has determined that the probability of KSM Mining ULC not retaining or not re-obtaining the EAC is remote.

●	If commercial production is not achieved at KSM prior to March 24, 2032, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty (if the EAC expires during the term of the 2022 Secured Note and the corresponding put right is not exercised by the Investors, this uplift will occur at the thirteenth anniversary from closing). As at December 31, 2024, the fair value of the 2022 Secured Note was calculated based on a 75% gross silver royalty (2023 – 60%).

●	No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the 2022 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

During 2024, in accordance with IFRS 13, the fair value of a financial liability with a demand feature cannot be less than the amount payable on demand, discounted from the first date that the amount could be required to be paid. Based on an analysis of probabilities of potential outcomes for the timeline to secure project financing, it was concluded that the Financing Put for the 2022 Secured Note would become exercisable in 2027, therefore, as at December 31, 2024, the fair value of the 2022 Secured Note was recorded as the fair value of the Financing Put, of $313.8 million, and the Company recorded a $19.4 million gain. As at December 31, 2024, management does not expect the EAC to expire, hence no impact on the fair value determination.

During the comparative year in 2023, the fair value of the 2022 Secured Note, using a discounted cash flow model with the Monte Carlo simulation increased, and the Company recorded a $30.8 million loss.

To satisfy the interest payment on the 2022 Secured Note, during the year ended December 2024, the Company issued 1,101,403 common shares in respect of the interest incurred during the year (year ended December 31, 2023 - 1,285,178 common shares).

Other Financings

As discussed under Liquidity and Capital Resources section above, subsequent to the year end in January 2025, the Company renewed its ATM offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program can be in effect until the Company’s US$750 million Shelf Registration Statement expires in February 2027.

In 2024, the Company issued 3,645,859 shares, at an average selling price of $21.25 per share, for net proceeds of $75.9 million under the Company’s ATM. As at December 31, 2024, US$10.9 million was available under the ATM. Subsequent to the year end, the Company issued 126,750 shares, at an average selling price of $17.79 per share, for net proceeds of $2.2 million under the Company’s ATM. In 2023, the Company issued 2,516,839 shares, at an average selling price of $17.36 per share, for net proceeds of $42.8 million under the Company’s ATM.

On June 5, 2024, the Company issued 575,000 flow-through common shares at $31.26 per common share for aggregate gross proceeds of $18.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2024. At the time of issuance of the flow-through shares, $6.4 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2024, the Company incurred $3.1 million of qualifying exploration expenditures and $1.1 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

On October 22, 2024, the Company issued 80,500 flow-through common shares at $31.08 per common share for aggregate gross proceeds of $2.5 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2024. At the time of issuance of the flow-through shares, $0.2 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2024, the Company incurred $2.5 million of qualifying exploration expenditures and the $0.2 million premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

On December 23, 2024, the Company issued 195,500 flow-through common shares at $25.67 per common share for aggregate gross proceeds of $5.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2024. At the time of issuance of the flow-through shares, $1.7 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2024, the Company incurred $0.2 million of qualifying exploration expenditures and $0.1 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

In December 2023, the Company issued 875,150 flow-through common shares at $22.34 per common share for aggregate gross proceeds of $19.6 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2023. At the time of issuance of the flow-through shares, $5.5 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2024, the Company incurred $19.6 million of qualifying exploration expenditures and the $5.5 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

Subsequent to December 31, 2024, on February 13, 2025, the Company entered into an agreement to sell, on a bought deal basis, 6,540,000 common shares of the Company, at US$12.25 per common share, for gross proceeds of US$80.1 million. The financing closed on February 19, 2025. Also subsequent to the year end on February 13, 2025, the Company entered into a private placement subscription agreement with a strategic investor to sell 1,640,000 common shares of the Company at US$12.25 per common share, for gross proceeds of US$20.1 million. The private placement closed concurrently with the bought deal. In aggregate, 8,180,000 common shares were issued, at a price of US$12.25 per common share, for gross proceeds of US$100.2 million.

During 2024, operating activities, including working capital adjustments, used $14.2 million cash compared to $21.5 million cash used by operating activities in the prior-year period. The decrease in cash used in operating activities was mainly due to higher interest income, lower environmental rehabilitation disbursements, lower financing costs, that was partially offset by higher general and administrative expenses. Operating activities in the near term are expected to remain stable or increase marginally given the growth in projects and corporate activity in the Company.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and further explore the Iskut, Snowstorm, and 3 Aces projects to either sell or enter into joint venture arrangements with major mining companies. The market for metals streams and royalty interests seems to be growing and the Company will determine the merits of disposing of options it holds on non-core net profits interests and net smelter returns. Financing future exploration and development may include the selling or entering into new streaming and royalty arrangements.

COMMITMENTS AND CONTINGENCIES

The Company has the following commitments as at December 31, 2024:

	Payments due by years
($000s)	Total	2025	2026-27	2028-29	2030-31
2022 Secured Note – interest	131,049	21,044	42,088	42,088	25,829
2023 Secured Note – interest	111,286	37,951	28,058	28,058	17,219
Capital expenditure obligations	7,600	7,600	-	-	-
Flow-through share expenditures	19,757	19,757	-	-	-
Mineral interests	9,223	817	1,634	3,386	3,386
Lease obligation	2,612	762	880	820	150
	281,527	87,931	72,660	74,352	46,585

In 2022, the Company entered into a Facilities Agreement with BC Hydro covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM project. On March 21, 2024, and again subsequent to the year-end on January 8, 2025, the Company signed amendments to the Facilities Agreement with BC Hydro.

Based on the amended Facilities Agreement, the cost to complete the construction is estimated to be $86.2 million of which the Company has paid $46.8 million to BC Hydro, and of the remaining balance, $7.6 million was paid subsequent to the year-end, and the difference is due to be paid in April and July 2025 in the amounts of $24.4 million and $7.4 million, respectively. In addition, the Facilities Agreement requires $74.7 million in security or cash from the Company for BC Hydro system reinforcement which is required to make the power available, of which the Company has paid $59.7 million to BC Hydro and of the remaining balance, $8.0 million was paid subsequent to the year-end, and $7.0 million is scheduled to be paid July 2025. The $74.7 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption.

Prior to its maturity, the 2022 Secured Note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

Prior to its maturity, the 2023 Secured Note bears interest at 6.5% or US$9.8 million per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred and US$21.5 million must be paid on or before 30 months after the closing date. Ongoing quarterly interest can be satisfied by way of cash, common shares or increasing the NSR percentage from 1 to 1.2%. Refer to Note 11 for details on the secured note liabilities.

OTHER CONTINGENCIES

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the reassessed amount to the Receiver General. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. During the first quarter of 2023, the Company completed the discovery process with the Department of Justice that included settling an agreed statement of facts. The Company presented its case in the BC Supreme Court in September 2024. As at December 31, 2024, the Company has paid $1.6 million to the Receiver General, and the Canada Revenue Agency (“CRA”) has withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest. As a result the Company has recorded a long-term receivable of $3.9 million, including $0.3 million of additional interest charged after the reassessment. Subsequent to the year end on March 26, 2025, a judgment was rendered substantially in the favor of the Company supporting its position for the recoverability of the BCMETC receivable.

As previously disclosed in the Company’s prior years financial statements and in its consolidated financial statements for the year ended December 31, 2024, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (“CEE”) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021, 2022 and 2023, the Company deposited $9.4 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at December 31, 2024. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $3.8 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable. The judgment rendered subsequent to the year end on March 26, 2025, related to the BCMETC trial described above, reaffirms the Company’s position.

CONTROLS AND PROCEDURES

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Management evaluated the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation of the internal controls at December 31, 2024, management has concluded that the Company’s internal controls and procedures are appropriately designed and operating effectively. The registered public accounting firm that audited the Company’s consolidated financial statements has issued their attestation report on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2024.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

Disclosure controls and procedures have been designed and operated to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design and operation of the disclosure controls and procedures as of December 31, 2024, that they are appropriately designed and effective.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Changes to Internal Controls Over Financial Reporting

There was no change in the Company’s internal controls over financial reporting that occurred during the period beginning October 1, 2024, and ended on December 31, 2024 that has materially affected or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Cybersecurity

The Company’s management is responsible for cybersecurity risks that face the Company, and the Board of Directors has granted the Audit Committee the authority to oversee management’s assessment of those risks and their prevention and mitigation approaches and to investigate any material breaches. To date, there have been no material breaches of security measures.

In December 2024, a vulnerability assessment was conducted on the Company’s IT systems including access management, device security, email and collaboration security, data protection, audit and logging practices, and other benchmark controls. In 2024, two independent penetration tests were completed, and no security gaps were detected and the Company’s cybersecurity framework continued to evolve throughout 2024.

SHARES ISSUED AND OUTSTANDING

On March 27, 2025, the issued and outstanding common shares of the Company totaled 100,219,669. In addition, there were 837,301 RSUs and DSUs. Assuming the conversion of all of the RSUs and DSUs, there would be 101,056,970 common shares issued and outstanding.

Related Party Transactions

During 2024 and 2023, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 3 in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

CRITICAL ACCOUNTING ESTIMATES

Refer to Note 4 in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

RISKS AND UNCERTAINTIES

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

The consolidated financial statements and management’s discussion and analysis and any other materials included with them contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve several business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law.